Exhibit 1.02

Conflict Minerals Report

for the year ended December 31, 2013

The date of filing of this Conflict Minerals Report is June 2, 2014

I. Introduction

Masco Corporation has included this Conflict Minerals Report for the year ended December 31, 2013 as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).

Unless the context indicates otherwise, the terms “we,” “its,” “us,” and “our” refer to Masco Corporation and its consolidated subsidiaries.

As used in this report, and consistent with the Conflict Minerals Rule, Conflict Minerals are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to their origin.

We have adopted and communicated to our suppliers a Conflict Minerals policy for our company (the “Conflict Minerals Policy”). The Conflict Minerals Policy is part of our Supplier Business Practices Policy. Our Conflict Minerals Policy states our expectations that our suppliers will source Conflict Minerals from suppliers that meet the requirements of our Supplier Business Practices Policy, implement traceability measures for Conflict Minerals and provide us with all requested information, including information about all suppliers in their supply chains, so that we can comply with the Conflict Minerals Rule.

II. Design of Due Diligence Measures

We designed our due diligence measures relating to Conflict Minerals to conform, in all material respects, with the criteria set forth in the Organisation for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the “OECD Guidance”).

The OECD Guidance has established a multi-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework includes: establishing strong company management systems; identifying and assessing risk in the supply chain; designing and implementing a strategy to respond to identified risks; carrying out independent third-party audit of supply chain due diligence at identified points in the supply chain; and reporting on supply chain due diligence.

III. Due Diligence Program Execution

We performed the following due diligence measures in respect of 2013 in furtherance of the steps set forth in the OECD Guidance, as described below. Some of the due diligence measures discussed below are not expressly provided for in the OECD Guidance.

As part of establishing strong company management systems, we adopted our Conflict Minerals Policy, which is incorporated into our Supplier Business Practices Policy. We communicated the policy both internally and externally to our direct suppliers. We established a mechanism for employees, suppliers and other interested parties to report violations of this Policy to us.

We established a team of senior staff to create and implement our Conflict Minerals compliance strategy. The team was led by a project manager from our Masco Business Systems department and included the following functional areas: Health, Safety and Environmental; IT Support; Legal; and Supply Chain. Specific personnel at our domestic and international business units were designated to communicate with our suppliers regarding our Conflict Minerals Rule compliance. We provided training to these personnel on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

We furnished our direct suppliers with an overview of the Conflict Minerals Rule and translated certain of the overview materials into local language. We also created training materials and conducted in-person presentations on Conflict Minerals Rule compliance for a number of our more significant Chinese suppliers.

To identify and assess risk in our supply chain, we determined which of our products and vendors were potentially in-scope for purposes of the Conflict Minerals Rule through review of product specifications, bills of material, supplier inquiries and other relevant information. We used the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC/GeSI”) to identify smelters and refiners in our supply chain, and we requested that our direct suppliers that provided us with materials that contained Conflict Minerals, or that we determined were likely to have provided us with materials that contained Conflict Minerals, submit information to us by completing the Conflict Minerals Reporting Template. The information we requested included the usage and processing source of Conflict Minerals in their materials, as well as information concerning their related compliance efforts.

We reviewed the completed responses received from our direct suppliers and, where appropriate, followed up with suppliers that did not fully respond to our request or submitted a response that we believed to be inconclusive. To the extent that a completed response identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners and country of origin information published by the Conflict-Free Sourcing Initiative. To the extent that a smelter or refiner identified by a direct supplier was not indicated as conflict-free by an independent third-party, we consulted publicly available information to attempt to determine whether that smelter or refiner was known to obtain Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

Our Conflict Minerals compliance team reported the findings of its supply chain risk assessment to management. We reviewed these findings and developed steps to improve our due diligence process and further educate our direct suppliers, as described below under “Steps to Improve Due Diligence.”

In connection with our due diligence, we utilized the results of the independent third-party audits conducted by the Conflict-Free Sourcing Initiative, the London Bullion Market Association and the Responsible Jewellery Council. We are a member of the Conflict-Free Sourcing Initiative.

Our Form SD and this Conflict Minerals Report have been filed with the SEC and are available on our website at www.masco.com.

IV. Product Information

Notwithstanding our due diligence efforts, due to the challenges of tracing a multi-tier supply chain, for 2013, we were unable to determine the origin of at least a portion of the Conflict Minerals contained in each of the products that we manufactured or contracted to manufacture to the extent that the Conflict Minerals were necessary to the functionality or production of the products. The in-scope product categories included the categories described below. However, not all of our products in each of these categories were in-scope for purposes of our compliance with the Conflict Minerals Rule.

Cabinets and Related Products: Cabinetry for kitchen, bath, storage, home office and home entertainment applications; kitchen countertops; and an integrated bathroom vanity and countertop solution.

Plumbing Products: Faucet, bathing and showering devices, including faucets, showerheads, handheld showers, valves, bathing units and toilets; tub and shower systems, bath and shower enclosure units, shower trays and laundry tubs; spas; and brass and copper plumbing system components and other plumbing specialties.

Decorative Architectural Products: Architectural coatings, including paints, primers, specialty paint products, stains and waterproofing products; hardware for cabinets, doors and windows; and decorative bath hardware and shower accessories.

Other Specialty Products: Vinyl, fiberglass and aluminum windows and patio doors, windows and doors that combines a wood interior with a fiberglass exterior; and staple gun tackers, staples and other fastening tools.

For a further discussion of these products, see our Annual Report on Form 10-K for the year ended December 31, 2013. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

We have made efforts to determine the mine or location of origin of the necessary Conflict Minerals contained in our in-scope products by requesting that our direct suppliers provide us with a completed Conflict Minerals Reporting Template. Where a smelter or refiner was identified, we also reviewed information made available by the Conflict-Free Sourcing Initiative and publicly available information, in each case to the extent available, to try to determine the mine or location of origin.

The facilities listed in Appendix A have been identified by our direct suppliers and may have processed necessary Conflict Minerals contained in our products. The facilities listed in Appendix A may not be all of the smelters and refiners in our supply chain, since our direct suppliers did not identify the facilities that processed some of the necessary Conflict Minerals content contained in our in-scope products, and since we did not receive responses from all of our direct suppliers. In addition, not all of the included smelters and refiners may have processed the necessary Conflict Minerals contained in our in-scope products, since some suppliers may have reported to us smelters and refiners that were not in our supply chain, due to over-inclusiveness in the information received from their suppliers or for other reasons.

V. Steps to Improve Due Diligence

In addition to the due diligence steps that we took for 2013, which we intend to continue to take for 2014 to the extent applicable, we will endeavor to improve our due diligence for 2014 by: continuing to segment our supplier base to direct our focus on those suppliers that we have determined to be in scope for purposes of the Conflict Mineral Rule; requesting those suppliers that provided company, division or product category level information for 2013 to provide product level information for 2014; engaging with suppliers that provided incomplete responses or failed to respond to requests, to better ensure that they provide requested information for 2014; monitoring the progress of traceability measures at suppliers that indicated for 2013 that the source of Conflict Minerals was unknown or undeterminable; and communicating to new suppliers our sourcing expectations, including by disseminating our Supplier Business Practices Policy to them.

Appendix A

Smelter and Refiner and Country of Origin Information

In connection with our reasonable country of origin and due diligence, as applicable, our suppliers identified to us the smelters and refiners listed below as having processed the necessary Conflict Minerals contained in our in-scope products in 2013. Our Conflict Minerals Report and the notes that accompany the table contain important information concerning the information in the table.

Capitalized terms used and not otherwise defined in this Appendix have the meanings indicated in our Conflict Minerals Report.

Mineral	Compliant	Active	Other
Tantalum	Zhuzhou Cement Carbide
Tin	Malaysia Smelting Corporation
Tin	Yunnan Tin Company, Ltd.
Tin	Mineração Taboca SA
Tin	Minsur
Tin	OMSA
Tin	PT Bukit Timah
Tin	Thaisarco
Tin		PT Bangka Putra Karya
Tin		Yunnan Chengfeng
Gold	Metalor Technologies SA
Gold			Jiangxi Copper Company Limited
Gold			Zhongyuan Gold Smelter of Zhongin Gold Corporation

We note the following in connection with the foregoing information:

(a)	All information in the table is as of April 7, 2014.

(b)	“Compliant” means that the smelter or refiner (“SOR”) was compliant with the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict-Free Smelter Program’s (“CFSP”) assessment protocols. Included SORs were not necessarily Compliant for all or part of 2013 and may not continue to be Compliant for any future period.

(c)	“Active” means that the SOR has submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP.

(d)	“Other” means the refinery is listed on the London Bullion Market Association’s Good Delivery List.

(e)	The compliance status reflected in the table is based solely on information made publicly available by the CFSI or the LBMA and has not been independently verified by us.

Country of Origin Information

The countries of origin of the Conflict Minerals processed by the foregoing SORs, in each case that were disclosed to us by our suppliers, were: Australia, Bolivia, Brazil, China, Indonesia, Peru, South Africa, Switzerland and Thailand. We have not been able to verify this information. In addition, our suppliers did not provide us with country of origin information for all of the listed SORs. Accordingly, the listed SORs may have sourced Conflict Minerals from additional or different countries. In addition, if a SOR was indicated as having sourced from multiple countries, we were not able to determine the country of origin of the Conflict Minerals specific to our products. Therefore, not all of the countries of origin listed above may apply to the necessary Conflict Minerals in our in-scope products.

For 2013, we were not able to determine the country of origin of the Conflict Minerals processed by any of the SORs listed as “Active” or “Other”.